November 8, 2005

Mr. Jay Ingram
Division of Corporate Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:    Electric Moto Corporation
Registration Statement on Form SB-2
File No. 333-124012
Amendment No. 3 filed: November 8, 2005

Dear Mr. Ingram:

We represent Electric Moto Corp. (“Electric Moto” or the “Company”). As you may be aware, pursuant to your letter dated August 5, 2005 regarding the Company’s registration statement on Form SB-2, the Company has filed two amendments on November 7, 2005 (Amendment No. 2) and November 8, 2005 (Amendment No. 3) respectively.

Please note that Amendment No. 2 and the correspondence letter submitted in conjunction therewith sets forth the Company’s responses to the comments set forth in your letter dated August 5, 2005. Amendment No. 3 was submitted to correct minor accounting changes that were not made prior to the submission of Amendment No. 2. Such changes include the following:

Summary of Financial Information

1.	On page 2, in the “Balance Sheet Data” table, Shareholders Equity as of June 30, 2005 was amended from $20,269 to $431.

Results of Operations

2.
On page 11, in the subsection entitled “Total Expenses” for the Year Ended December 31, 2004 Compared To Year Ended December 31, 2003, the second sentence of was amended as follows: “We also incurred expenses of $105,642 related to increases in salary expenses and professional fees.”

3.
On page 11, in the subsection entitled “Total Expenses” for the Six Months Ended June 30, 2005 Compared To Six Months Ended June 30, 2004, the third sentence was amended as follows: “Also, we incurred an increase in non-cash stock compensation expenses of $10,290 during the six-month period ending June 30, 2005 compared to the period ending June 30, 2004.”

Liquidity and Capital Resources

4.
On page 12, this section was amended to reflect that at December 31, 2004, the Company had net working capital of $36,494. In addition, this section was amended to reflect that at June 30, 2005, the Company had net working capital of $431.

Notes to the Financial Statements

5.
On page 14, in the table setting forth the components of Selling, General and Administrative Expenses, the following changes were made for the period ending December 31, 2003: (i) the amount of SG&A expenses allocated to “Other” was amended to $20,022; and, (ii) the total amount of SG&A expenses was amended to $44,022.

Please call me with any questions regarding this matter.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin GREGG E. JACLIN